UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-40724

RIDGETECH, INC

(Translation of registrant’s name into English)

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district,

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310018

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

This report is incorporated by reference in our registration statements on Form F-3 (No. 333-291941) and S-8 (No. 333-264505, No. 333-268809 and No. 333-277849), and shall be deemed to be a part thereof from the date on which this report is furnished to the Securities and Exchange Commission (the “SEC”), to the extent not superseded by documents or reports subsequently filed or furnished.

Sales Agreement for At The Market Offering Program

On July 28, 2026, Ridgetech, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), entered into a sales agreement (the “Sales Agreement”) with Pacific Century Securities, LLC (the “Sales Agent”), acting as the Company’s sales agent or, if separately agreed in writing, principal, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares of the Company, par value $0.15 per share, having an aggregate offering price of up to One Hundred Eighty-Four Million Seven Hundred Twenty Thousand Two Hundred Thirteen Dollars ($184,720,213) (the “Offered Shares”).

As previously reported, the Company established an at-the-market offering program pursuant to a sales agreement, dated December 29, 2025 (the “Prior Sales Agreement”), with AC Sunshine Securities LLC, as sales agent, and a related prospectus supplement, dated December 30, 2025 (the “Prior Prospectus Supplement”). The Prior Sales Agreement was terminated, and offers and sales of the Company’s ordinary shares under the at-the-market offering program were temporarily suspended as of July 11, 2026. The Sales Agreement provides for the continuation of the at-the-market offering program on substantially the same terms, with Pacific Century Securities, LLC replacing AC Sunshine Securities LLC as the Company’s sales agent.

Under the Sales Agreement, the Offered Shares will be offered and sold pursuant to a base prospectus, dated December 15, 2025, the Prior Prospectus Supplement and a forthcoming prospectus supplement, that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-291941) which was declared effective by the SEC on December 15, 2025.

The Company is not obliged to sell any Offered Shares under the Sales Agreement, and the Sales Agent is not under any obligation to purchase any Offered Shares on a principal basis pursuant to the Agreement, except as otherwise agreed by the Sales Agent and the Company in writing pursuant to a separate agreement setting forth the terms of such sale. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal laws, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Offered Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a sales notice, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell Offered Shares by any method permitted by law that is deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company will pay the Sales Agent a commission of three and one-half percent (3.5%) of the aggregate gross proceeds from each sale of the Offered Shares and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses of up to $100,000 in the aggregate.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is attached as an exhibit to this Form 6-K and incorporated by reference herein. A copy of the opinion of Conyers Dill & Pearman LLP, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Offered Shares under the Sales Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Offered Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Sales Agreement, dated July 28, 2026, by and between the Company and Pacific Century Securities, LLC
5.1	Opinion of Conyers Dill & Pearman LLP, Cayman Islands counsel to the Company
23.1	Consent of Opinion of Conyers Dill & Pearman LLP, Cayman Islands counsel to the Company (included in Exhibit 5.1)
23.2	Consent of Zhejiang Minhe Law Firm, Chinese counsel to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026

Ridgetech Inc.

By:	/s/ Ming Zhao
Ming Zhao
Interim Chief Executive Officer and Chief Financial Office

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